NEWS RELEASE

ELD No. 11-11

TSX: ELD  NYSE: EGO  ASX: EAU

June 30, 2011

Eldorado Announces Start-up of the Efemcukuru Gold Mine in Turkey

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”)  is pleased to announce the start-up of the Efemcukuru gold mine in Izmir, Turkey. The necessary permits are in place to allow full mining and processing operations, and low grade ore is currently being fed to the mill. Mining activities continue in the South Ore Shoot, and approximately 16,000 tonnes at 10.5 g/t Au have been stockpiled at the plant site. At full production, Efemcukuru will produce 120,000 ounces of gold per year and Eldorado is currently studying the potential to bring the operation up to 150,000 ounces per year.

In addition, we are very pleased to announce that the Kisladag Mine achieved a significant milestone in May of this year, having produced over one million ounces of gold since the project started in 2006.

“We are extremely proud of these two achievements, and I would like to take this opportunity to thank our employees in Turkey and Canada for their hard work and perseverance”, said Paul Wright, President and Chief Executive Officer of Eldorado Gold.  “Kisladag has been the cornerstone of the Company, and the fact that it has now produced over 1,000,000 ounces of gold at cash costs of approximately $285 per ounce is a testament to the quality of this operation.

The successful start-up of Efemcukuru is the result of years of hard work. This high grade operation will contribute low cost ounces and help ensure that Eldorado remains in the industry’s lowest quartile of production cash costs.”

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil and Greece. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

CAUTIONARY CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to operations in Turkey.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; the impact of the integration of acquired businesses on our operation, financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risk that the  integration of acquired businesses taking longer than expected, the anticipated benefits of the integration may be less than estimated and the  costs of acquisition higher than anticipated; ability to complete acquisitions; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).   Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy E. Woo, Vice President, Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: reception@eldoradogold.com

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